

07008153

SEC [illegible] IISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING
AUG 2 2 2007
WASH., D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Diversified Financial Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 N. Weinbach Ave., Ste. 460
(No. and Street)

Evansville	Indiana	47711-5981
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlie Seltzer 812-471-3443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Friend and Company, PC
(Name – *if individual, state last, first, middle name*)

2916 E. Morgan Avenue	Evansville	Indiana	47711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Charlie Seltzer, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Diversified Financial Group, LLC, as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Indiana
County of Vanderburgh
Before me the undersigned, A Notary Public for Vanderburgh County, State of Indiana, personally appeared Charles Seltzer and acknowledged the execution of this instrument this ___ day of ___, 20 07
(Signed) ___
Notary Public
My Commission expires: 11-11-09

Signature

SECRETARY-TREASURER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

For the Years Ended
June 30, 2007 and 2006

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

CONTENTS

JOHN FRIEND & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

2916 EAST MORGAN AVENUE • EVANSVILLE, INDIANA 47711 • (812) 473-3388

INDEPENDENT AUDITOR'S REPORT

To the Members
American Diversified Financial Group, LLC
Evansville, IN

We have audited the accompanying statement of financial position of American Diversified Financial Group, LLC as of June 30, 2007 and 2006, and the related statements of operations, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements described above present fairly, in all material respects, the financial position of American Diversified Financial Group, LLC as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



John Friend and Company, P.C.
Evansville, Indiana
August 10, 2007

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION

	June 30, 2007	June 30, 2006
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 28,178	$ 51,264
Commission Receivable	22,761	17,501
Total Current Assets	50,939	68,765
OTHER ASSETS:		
Goodwill	175,000	175,000
Other Assets	598	492
Total Other Assets	175,598	175,492
TOTAL ASSETS	226,537	244,257
LIABILITIES		
CURRENT LIABILITIES:		
Payable to Investment Representatives	16,704	11,406
Other Liabilities	18,181	20,378
Total Current Liabilities	34,885	31,784
MEMBERS' EQUITY:		
Members' Contributed Capital	16,000	86,000
Accumulated Profit	175,652	126,473
Total Members Equity	191,652	212,473
TOTAL LIABILITIES AND MEMBERS' EQUITY	226,537	244,257

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

STATEMENTS OF OPERATIONS

	June 30, 2007	June 30, 2006
INCOME		
Commission Income	$ 327,889	$ 264,263
Fee from Investment Representatives	13,440	13,760
Dividend Income	2,419	1,787
Other Income	2,922	2,937
Total Income	346,670	282,747
EXPENSES		
Representative Commissions	206,631	164,062
Management Fees	32,789	26,426
Licenses and Membership Fees	4,752	5,090
Occupancy Expense	24,170	29,652
Technology Expense	3,172	3,244
Legal and Professional Fees	4,300	5,075
Insurance	3,618	4,596
Postage and Supplies	9,612	4,537
Telephone Expenses	3,051	5,646
Other Expenses	5,396	2,741
Total Expenses	297,491	251,069
NET PROFIT	49,179	31,678

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

STATEMENT OF MEMBERS' CAPITAL

	Members' Contributed Capital	Accumulated Income	Total
Balances, July 1, 2002	$ 207,500	$ (3,717)	$ 203,783
Net Profit		17,195	17,195
Capital Distribution	(19,000)		(19,000)
Balances June 30, 2003	188,500	13,478	201,978
Net Profit		49,146	49,146
Capital Distribution	(44,500)		(44,500)
Balances June 30, 2004	144,000	62,624	206,624
Net Profit		32,171	32,171
Capital Distribution	(28,000)		(28,000)
Balances June 30, 2005	116,000	94,795	210,795
Net Profit		31,678	31,678
Capital Distribution	(30,000)		(30,000)
Balances June 30, 2006	86,000	126,473	212,473
Net Profit		49,179	49,179
Capital Distribution	(70,000)		(70,000)
Balances June 30, 2007	16,000	175,652	191,652

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

STATEMENTS OF CASH FLOWS

	Years Ended June 30,	
	2007	2006
Operating Activities		
Net Profit	$ 49,179	$ 31,678
Net Change in		
Commissions Receivable	(5,260)	3,122
Payable to Investment Representatives	5,298	(2,581)
Other Assets	(106)	260
Other Liabilities	(2,197)	6,118
	46,914	38,597
Financing Activities		
Capital Distribution	(70,000)	(30,000)
Net Change in Cash and Cash Eqivalents	(23,086)	8,597
Cash and Cash Equivalents, Beginning of Year	51,264	42,667
Cash and Cash Equivalents, End of Year	28,178	51,264
Cash Paid During the Year for:		
Interest	-0-	-0-
Income Taxes	-0-	-0-

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Note A – Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of American Diversified Financial Group, LLC (Company) conform to generally accepted accounting principles and reporting practices followed by the broker-dealer industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as an Indiana Limited Liability Company on January 28, 2000, was granted application for membership from the NASD on October 17, 2000, and commenced operations on November 1, 2000. The Company's customer base is primarily individual investors located in Southern Indiana and Southeastern Illinois.

Cash and Cash Equivalents, for purpose of reporting cash flows, are all liquid investments with an original maturity of three months or less.

Goodwill – The Company adopted FAS 142 as of July 1, 2001. Goodwill is no longer amortized and will be evaluated on a periodic basis for impairment.

Commissions and Fees are recorded on a settlement-date basis. There were no transactions at June 30, 2007 and 2006 that would require reconciliation with trade-date basis accounting.

Income Taxes have not been provided for because the Company is not considered a taxable entity for United States federal or state income tax purposes.

Note B – Cash Deposit With Clearing Organization

In accordance with its fully disclosed clearing agreement, the Company is required to maintain a specified amount of cash on deposit with its clearing broker, Dain Correspondent Services. At June 30, 2007 and 2006, the amount of the deposit was $25,000.

See Independent Auditor's Report

Note C – Commitments and Contingent Liabilities

The Company is subject to claims and lawsuits, which arise, primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material effect on the financial position of the Company.

At June 30, 2007 and still unresolved at the date of this report, there is an ongoing lawsuit involving the Company. The total amount of this lawsuit is $202,400 plus attorney fees and interest. The Company is one of four defendants in the lawsuit regarding conduct of one of its representatives. Management does not feel that it has any liability in this case, as the representative in question was not employed by the Company at the time of the action. Trail date has been set for September 8, 2008 and the Company's attorney states that it is too early to evaluate the likelihood of an unfavorable outcome.

Note D – Related Party Transactions

The Company has entered into an agreement with its members in which the Company will pay the members management fees for the day-to-day management of the Company. The fees are calculated based on commission income. The amount of fees paid to the members during the year ended June 30, 2007 and 2006 amounted to $32,789 and $26,426 respectively.

Note E – Leases

The Company leases its premises under a net operating lease which expires December 31, 2009. Current monthly rental payments amount to $1522. Future minimum lease payment obligations for this lease for the next year and one half in the aggregate are as follows:

For fiscal years ending, June 30,

2008	$18,266	
2009	9,133	Half Year

Rent expense for fiscal years 2007 and 2006 was $19,455 and $20,644 respectively.

Note F- Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2007 and 2006, the Company had net capital of $15,989 and $36,456 respectively which was $10,989 and $31,456 in excess of its required net capital of $5,000. At June 30, 2007 and 2006, the Company's ratio of aggregate indebtedness to net capital was 2.18 to 1 and 0.87 to 1 respectively.

See Independent Auditor's Report

Supplemental Information

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

Computation of Net Capital Under Rule 15c3-1

	June 30,	
	2007	2006
Computation of Net Capital		
Members' Equity Qualified for Net Capital	$ 191,651	$ 212,473
Nonallowable assets		
Goodwill	(175,000)	(175,000)
Prepaid Expense and Other Assets	(598)	(492)
Hair Cut on Operating Account	(64)	(525)
Net Capital	15,989	36,456

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	June 30, 2007		June 30, 2006
Reconciliation with Company's Computation (included in Part 11a of Form X-17A-5 as of June 30, 2007)			
Net Capital, as reported in Company's Part 11 A (unaudited)			
FOCUS Report	$ 15,989		$ 36,456
Net Audit Adjustments	-0-		-0-
Net Capital per page 11	15,989		36,456

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

	June 30, 2007		June 30, 2006	
Aggregate Indebtedness				
(include in Statements of Financial Condition				
Payable to Investment Representatives and Other Liabilities	$	34,886	$	31,784
Basic Net Capital Requirements				
Minimum Dollar Net Capital Requirement of Reporting Broker Dealer		5,000		5,000
Net Capital Requirement		5,000		5,000
Excess Net Capital		10,989		31,456
Excess Net Capital at 1000% (net capital less 10% of aggregate indebtedness)		12,500		33,277
Ratio of aggregate indebtedness to net capital		2.18 to 1		.87 to 1

See Independent Auditor's report and notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through Dain Correspondent Services on a fully-disclosed basis.

See Independent Auditor's report and notes to financial statements.

JOHN FRIEND & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

2916 EAST MORGAN AVENUE • EVANSVILLE, INDIANA 47711 • (812) 473-3388

Independent Auditors' Report on Internal Control

To the Members
American Diversified Financial Group, LLC
Evansville, IN

In planning and performing our audit of the financial statements of American Diversified financial Group, LLC, as of and for the years ended June 30, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule l7a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of th3e entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might we material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



John Friend and Company, PC
August 10, 2007

END